SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                            CARSUNLIMITED.COM, INC.
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                            (Name of Subject Company)

                    Common Stock, $.001 par value per share,
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                         (Title of Class of Securities)

                                   14606P-103
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                      (CUSIP Number of Class of Securities)

                                ODC PARTNERS LLC
                         444 MADISON AVENUE, 18TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 308-2233



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 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)
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


              NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
            IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

                    WE ARE NOT ASKING YOU FOR A PROXY AND YOU
                      ARE REQUESTED NOT TO SEND US A PROXY

         This notification is furnished by the Board of Directors (the "Board") of CarsUnlimited.Com, Inc. (the "Company") pursuant to the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder to inform the shareholders of the Company of a change in the majority of the board of directors pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of June 13, 2003 by and among ODC Partners, LLC ("ODC Partners"), a New York Limited Liability Company, Anthony Genova, Jr., Lawrence Genova, William Quinn, Joseph Marks, Mark Makropoplous, ("Sellers").

         This Information Statement is being mailed on or about December__, 2003 to holders of shares of common stock (the "Common Stock") of the Company as of, such date in connection with the resignation of Anthony Genova, Jr. from the Board of Directors of the Company which shall be effective ten days following the mailing of this Information Statement in accordance with the terms of the Stock Purchase Agreement.

         The Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors, other than at a meeting of the Company's shareholders.

Change in control of the Company that has occurred since the beginning of its last fiscal year.

         On June 13, 2003, the Sellers, who are the former majority stockholders and officers and directors of the Company sold 19,931,000 shares of common stock, par value $.001 per share, owned by the Sellers to ODC Partners for an aggregate purchase price of $69,793.00. As a result of this transaction, (i) ODC beneficially owns approximately 76% of the outstanding Common Stock of the Company; (ii) Anthony Genova, Jr. beneficially owns approximately 1,100,000 shares (4%) of the outstanding Common Stock of the Company; (iii) Joseph Marks owns approximately 400,000 shares (1.5%) of the outstanding Common Stock of the Company; and (iv) Lawrence Genova, William Quinn and Michael Makropolous each own no shares of the outstanding Common Stock of the Company. All funds used by ODC Partners to purchase the shares from Sellers were obtained from the working capital of ODC, which, in turn, were obtained by a loan provided to ODC from Ocean Drive Holdings, LLC, an affiliate of ODC Partners, as evidenced by a three-year Promissory Note, which bears interest at a rate of 4% per annum.

         The terms of the Stock Purchase Agreement and certain other information concerning the Merger are contained in the Company's Form 8-K filed with the Securities and Exchange Commission (the "Commission") on June 23, 2003, which document is incorporated by reference in this information statement. The Form 8-K, including the exhibits thereto may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the Commission as well as on the World Wide Web site maintained by the Commission on the Internet at http://www.sec.gov. The information contained in this Information Statement concerning ODC Partners, LLC and Daniel Myers has been furnished to the Company by each of them, respectively.

                                VOTING SECURITIES
                          AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

         At the close of business on July 1, 2003 there were 28,580,000 shares of our common stock issued and outstanding, constituting the sole class of voting securities of the Company. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth the number of shares of our common stock owned as of December 1, 2003 by (i) each person who is known by the Company to own beneficially more than five percent of the Company's common stock; (ii) each of the Company's officers and directors; and (iii) all officers and directors as a group. Except as otherwise noted, the persons named in the table below do not own any other capital stock of the Company and have sole voting and investment power with respect to all shares beneficially owned by them.

Security Ownership of Beneficial Owners (1):

------------------------------- ---------------------------- ---------------------------- ----------------------------
TITLE OF CLASS                  NAME & ADDRESS               AMOUNT                       PERCENT
------------------------------- ---------------------------- ---------------------------- ----------------------------
Common Stock                    Daniel Myers (2)             22,231,000                   77.7%
                                444 Madison Avenue,
                                18th Floor
                                New York, NY 10022
------------------------------- ---------------------------- ---------------------------- ----------------------------

Common Stock                    ODC Partners, LLC            22,231,000                   77.7%
                                444 Madison Avenue,
                                18th Floor
                                New York, NY 10022
------------------------------- ---------------------------- ---------------------------- ----------------------------

Security Ownership of Management (1):

------------------------------- ---------------------------- ---------------------------- ----------------------------
Common Stock                    Daniel Myers (2)             22,231,000                   77.7%
                                444 Madison Avenue,
                                18th Floor
                                New York, NY 10022
------------------------------- ---------------------------- ---------------------------- ----------------------------
Common Stock                    Anthony Genova, Jr.          1,200,000                    4.2%
                                16 Cleveland Place
                                Glen Cove, NY 11542
------------------------------- ---------------------------- ---------------------------- ----------------------------
Common Stock                    All   directors  and  named  22,431,000                   81.9%
                                executive   officers  as  a
                                group (2 persons)
------------------------------- ---------------------------- ---------------------------- ----------------------------


(1) Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned by each of such persons.

(2) Consists of 22,231,000 shares of common stock owned by ODC Partners, LLC. Mr. Myers is sole manager of ODC Partners. Mr. Myers, through his 50% beneficial ownership in Ocean Drive Capital, LLC (an entity which owns a 36.11% membership interests in ODC Partners), owns 18.055% of the outstanding membership interests in ODC Partners. Mr. Myers disclaims beneficial ownership as to the remaining 81.95% common stock ownership of ODC Partners.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE. Section 16 (a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than ten percent of a registered class of the Company's equity securities to file certain reports regarding ownership of, and transactions in, the Company's securities with the Securities and Exchange Commission (the "SEC"). These officers, directors and stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that are filed with the SEC. Based solely on a review of copies of such forms received by the Company for the fiscal year ended December 31, 2002, Section 16(a) reports required to be filed by the Company's executive officers, directors and 10% stockholders were not filed on a timely basis. Each of Anthony Genova, Jr., Lawrence Genova, Joseph Marks, William Quinn, and Michael Makrapolous, failed to file Form 3s, 13ds, or 4s on a timely basis.

                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

         Effective with the consummation of the Stock Purchase Agreement, Anthony Genova, Jr. resigned as President of the Company and Joseph Marks resigned as Secretary and Vice President. The Board appointed Daniel Myers as the new Chief Executive Officer, President and Secretary.

         In addition, by action of the board of directors of the Company, the number of persons comprising the board of directors was increased from five persons to six persons. As a result of this action, and the resignation of Joseph Marks, Michael Makropolous, William Quinn, and Lawrence Genova as directors on June 13, 2003, there then existed four vacancies on the board of directors. Mr. Daniel Myers, as designee of ODC, was appointed by Anthony Genova, Jr., the remaining member of the Board, to fill one of the vacancies. In addition, also by action of the Board, the number of persons comprising the Board will be decreased to one (1) person, effective ten days following the mailing of this Information Statement. At that time, the Board resignation tendered by Anthony Genova, Jr. will become effective and at such time, Mr. Myers will be the only member of the Board . The biography of Daniel Myers is set forth below.

Dan Myers, our new Chief Executive Officer, President, Secretary and member of the Board of Directors, is a registered representative of Sloan Securities, a registered broker-dealer and member of the NASD since June, 2003. Mr. Myers is also the Managing Director and Co-Founder of Ocean Drive Capital, LLC and Ocean Drive Holdings, LLC, a privately held investment fund since April, 2003. Prior to joining Sloan in June 2003, Mr. Myers was Managing Director of Investment Banking at Atlas Capital Services, a registered broker-dealer and a member of NASD. Mr. Myers was an Investment Banker at Sunrise Securities, a registered broker-dealer and a member of NASD. From 1998-2000, Mr. Myers was an Investment Banker at Beta Capital From 1993-1997, Mr. Myers managed the estates of high net worth individuals and from 1991-1992 was a Real Estate investment banker with DJR Capital where he raised $500 million in debt financing for New York State Real Estate developers. Mr. Myers graduated in 1990 from New York University with a BS in Finance. Mr. Myers currently holds a Series 62 license.

Anthony Genova, Jr., a member of our board of directors and our former President has 21 years experience in the automobile industry and the banking business. He has been employed with Chemical Bank and Marine Midland Bank. He is currently employed at Citigroup. His banking experience includes sales, wholesale, credit and collections. Mr. Genova also has extensive experience in the Automotive Dealership area where he was General Manager, Finance and Insurance Manager. He has also been an independent representative for dealer sales involving extended service contracts, finance, and insurance training.

         All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no other agreements with respect to the election of Directors. We have not compensated our Directors for service on our Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our Board of Directors. Officers are appointed annually by our Board of Directors and each Executive Officer serves at the discretion of our Board of Directors.

         None of our current Officers and/or Directors have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

Meetings of Directors

         During the last full fiscal year ended December 31, 2002, the Company's Board of Directors acted by Unanimous Written Consent a total of 1 time. There were no meetings.

Committees of the Board of Directors

         The  Company  does  not  have  any  standing   audit,   nominating   or
compensation committees of the Board of Directors.

Director Compensation

         During fiscal years ended 2001 and 2002 the Company did not pay directors any compensation to serve as a director. On November 6, 2003, the Company granted Mr. Anthony Genova, Jr. the right to purchase 100,000 shares of common stock of the Company for $.001 per share fro his services as a director of the Company from June 13, 2003-the date of the Stock Purchase Agreement--until the filing of this 14-F-1statement.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

         The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 2002 and 2001, nor at any time during 2003. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons. Anthony Genova, Jr. has accrued $1,058 and $124,000 in compensation from the Company for the years ended December 31, 2002 and 2001, respectively. On June 13, 2003, Mr. Genova converted $100,000 of accrued salaries into 100,000 shares of common stock of the Company. Mr. Genova is currently owed $9,000. There are no compensatory plans or arrangements of any kind, including payments to be received from the Company, with respect to any person which would in any way result in payments to any such person because of his or her resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Post-Change of Control

         We currently use office space in a building located at 444 Madison Avenue, 18th Floor, New York, New York 10022. There is no currently no charge to the Company for using the premises which is on a month-to-month basis. The primary tenant is Ocean Drive Capital, LLC. ODC Partners subleases part of the premises from the landlord.

         On June 20, 2003, ODC Partners loaned the Company $15,000.00. The loan is evidenced by a promissory note (the "Note"), which bears interest at Prime plus 2% and is due and owing on June 19, 2004 (the "Maturity Date"). No interest is due on the Note until the Maturity Date. In addition, ODC Partners has the right to convert the debt into common stock at the rate of $.01 per share.

         On July 1, 2003, the Company and ODC Partners entered into a Revolving Convertible Credit Agreement to provide working capital to the Company. The Credit Agreement allows the Company to draw down a maximum of $100,000.00 from ODC Partners during the term of the Credit Agreement. Funds drawn down by the Company are evidenced by a promissory note and bear interest at the rate of prime plus 2%. ODC Partners has the right to convert the debt into common stock at the rate of $.01 per share.

         On August 13, 2003, the Company drew down $8,000 under the Credit Agreement.

         On November 6, 2003, the Company granted Mr. Anthony Genova, Jr. the right to purchase 100,000 shares of common stock of the Company for $.001 per share for his services as a director of the Company from the date of the Stock Purchase Agreement until the filing of this 14-F-1 Statement.

         On November 26, 2003, the Company drew down $9,250 under the Credit Agreement.

         On December 2, 2003, the Company drew down $5,000 under the Credit Agreement.

Pre-Change of Control


         Two  former  directors,   Michael  Makroplous  and  Joseph  Marks,  are
brothers.

         On July 20, 2001 Mr. Genova transferred 4,000,000 shares of common stock to Joseph Marks as consideration for Mr. Marks' ongoing commitment to the Company in connection with Internet engineering and assisting the Company in its process of becoming listed on the OTC Bulletin Board.

         On June 9, 2003, the Heritage TPA Agreement and all related business with Heritage was cancelled and Anthony Genova, Jr. became responsible for any liabilities from such agreement.

         On June 11, 2003, Anthony Genova, Jr. converted accrued and unpaid salary of $100,000.00 into 100,000 shares of common stock of the Company.

         Such related party transactions were on terms that were not more favorable than if agreed upon by a third party in an arms length transaction.


                            CARSUNLIMITED.COM, INC.

                            /s/ Daniel Myers
                            --------------------------------
                            Daniel Myers
                            President